Exhibit 12.1

KLA-Tencor Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended June 30,
(In thousands, except ratios)	2009	2008	2007	2006	2005
Earnings (losses):
Income (loss) before income taxes and minority interest	$(602,531)	$560,234	$677,235	$377,858	$583,076
Add back (deduct) fixed charges:
Interest expense	55,339	10,767	2,781	2,175	1,750
Amortization of bond issuance costs	735	123	0	0	0
Interest portion of rental expense	4,114	3,824	3,243	2,788	3,891

Total adjusted earnings (losses)	$(542,343)	$574,948	$683,259	$382,821	$588,717

Fixed charges:
Interest expense	$55,339	$10,767	$2,781	$2,175	$1,750
Amortization of bond issuance costs	735	123	0	0	0
Interest portion of rental expense	4,114	3,824	3,243	2,788	3,891

Total fixed charges	$60,188	$14,714	$6,024	$4,963	$5,641

Ratio of earnings to fixed charges	(a )	39.1	113.4	77.1	104.4

(a)	Earnings were inadequate to cover the fixed charges by $602.5 million in the fiscal year ended June 30, 2009.

For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from adding the earnings from continuing operations before income taxes and minority interest, and fixed charges. Fixed charges for these purposes include interest expense, amortization of bond issuance costs, and one-third of rental expense, which KLA-Tencor considers to be reasonable approximation of the interest factor included in rental expense.